 Exhibit 99.1

TransAlta Reports Second Quarter 2022 Results

Second Quarter 2022 Financial Highlights

  Adjusted EBITDA(1),(2) of $279 million, in line with expectations, a decrease of 13% over the same period in 2021
  Free Cash Flow ("FCF")(1) of $145 million, or $0.54 per share, a decrease of $0.03 on a per-share basis compared to the same period in 2021
  Loss before income taxes of $22 million, a decrease of $94 million from the same period in 2021
  Net loss attributable to common shareholders of $80 million or $0.30 per share, compared to a loss of $0.04 per share for the same period in 2021
  Cash flow used in operating activities of $129 million, an increase of $209 million from same period in 2021

Other Business Highlights

  Announced a 10-year contract extension, receipt of waiver from bondholders and commencement of rehabilitation plan at Kent Hills wind facilities
  Announced the 200 MW Horizon Hill wind project supplying Meta with renewable power under a long-term Power Purchase Agreement ("PPA")
  Secured capacity commitment extensions for three of the large industrial customers at the Sarnia cogeneration facility (one to 2031 and two to 2032)
  Reached agreement with BHP Nickel West to expand the Mount Keith 132kV transmission system in Western Australia
  Executed a long-term PPA for the remaining 30 MW of capacity at the Garden Plain wind project
  Added 325 MW to our renewable development pipeline in Canada and the United States
  Received an upgraded MSCI ESG Rating of 'A' from 'BBB'
  Announced a US$25 million investment in Energy Impact Partners Deep Decarbonization Frontier Fund 1
  Received a decision from the Court of Appeal upholding TransAlta's favourable force majeure arbitration decision
  In the year-to-date returned $18 million of capital to common shareholders through share buybacks of 1.4 million common shares
  Launched our new visual identity and "Energizing the Future" campaign
  Completed the conversion of elected Series C to Series D Preferred Shares which began trading on the TSX on June 30, 2022 under the symbol TA.PR.G

CALGARY, AB, Aug. 5, 2022 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its financial results for the three and six months ended June 30, 2022.

"TransAlta delivered solid second quarter results for 2022. Our Alberta Electricity Portfolio performed as anticipated, despite higher natural gas prices and compressed market heat rates, demonstrating the value of our strategically diversified fleet in Alberta and its ability to generate cash flow under dynamic market conditions. Our Alberta Wind and Hydro segments led our results, benefiting from the higher pricing environment and stronger production. Our Alberta Gas segment had limited opportunity to benefit from higher power prices realized in the market as it was highly hedged during the quarter," said John Kousinioris, President and Chief Executive Officer. "The contributions from our new contracted assets at Windrise and North Carolina Solar and the exceptional results in our Energy Marketing segment further supported our financial results for the quarter as we continue to track towards the midpoint of our 2022 guidance."

Set out below are additional highlights from the quarter on TransAlta's business activities, including the Company's progress on advancing its Clean Electricity Growth Plan as well as details regarding the Company's financial performance and liquidity.

Key Business Developments

Kent Hills Wind Facility Outage Update

On June 2, 2022, TransAlta Renewables announced its rehabilitation plan for the Kent Hills wind facilities together with the execution of amended and extended contracts with New Brunswick Power Corporation ("NB Power") in respect of each of the Kent Hills 1, 2 and 3 wind facilities providing for an additional 10-year period to December 2045 and an effective 10 per cent reduction to the original contract prices from January 2023 through December 2033. In addition, both parties have agreed to work in good faith to evaluate the installation of a battery energy storage system at Kent Hills and to consider a potential repowering of Kent Hills at the end of life in 2045. The Company also obtained a waiver for the Kent Hills wind non-recourse bonds ("KH Bonds") from the project bond holders and entered into a supplemental indenture with the bond holders that facilitates the rehabilitation of the Kent Hills 1 and 2 wind facilities.

Horizon Hill Wind Project and Fully Executed Corporate PPA with Meta

On April 5, 2022, TransAlta executed a long-term renewable energy PPA with a subsidiary of Meta Platforms Inc. ("Meta"), formerly known as Facebook, Inc., for 100 per cent of the generation from its 200 MW Horizon Hill wind project to be located in Logan County, Oklahoma. Under this agreement, Meta will receive both renewable electricity and environmental attributes from the Horizon Hill facility. The facility will consist of a total of 34 Vestas turbines with construction expected to begin in late 2022 and a target commercial operation date in the second half of 2023. TransAlta will construct, operate and own the facility. Total construction capital is estimated between US$290 million and US$310 million and is expected to be financed with a combination of existing liquidity and tax equity financing. Over 90 per cent of project costs are fixed under executed turbine supply agreements and engineering, procurement and construction agreements. The project is expected to generate average annual EBITDA between US$27 million and US$30 million, inclusive of production tax credits.

Sarnia Cogeneration Facility Contract Extensions

During the second quarter of 2022, the Company executed contract extensions for the supply of electricity and/or steam with the remaining three of its industrial customers at the Sarnia cogeneration facility. These agreements will extend the delivery term for electricity and/or steam from Dec. 31, 2022 to April 30, 2031, in one case, and to Dec. 31, 2032, for the other two, with all agreements being subject to certain conditions, including the Company entering into a new contract with the Ontario Independent Electricity System Operator (the "IESO"). The current contract with the IESO, in respect of the Sarnia cogeneration facility expires on Dec. 31, 2025. On July 19, 2021, the IESO released its Annual Acquisition Report, which included draft details for medium- and long-term procurement mechanisms for capacity for 2026 and beyond for existing and new generation. The Company has bid into the procurement process developed by the IESO and is seeking to secure a contract extension for the Sarnia cogeneration facility following the end of the current contract term. The Company expects the IESO to announce the successful bids in the third quarter of 2022.

Mount Keith 132kV Transmission Expansion

On May 3, 2022, TransAlta Renewables exercised its option to acquire an economic interest in the expansion of the Mount Keith 132kV transmission system in Western Australia, to support the Northern Goldfields-based operations of BHP Nickel West ("BHP"). Total construction capital is estimated at between AU$50 million and AU$53 million. Southern Cross Energy, a subsidiary of the Company, has entered into an engineering, procurement and construction agreement for the expansion. The project is being developed under the existing PPA with BHP, which has a term of 15 years. It is expected to be completed in the second half of 2023 and will generate annual EBITDA in the range of AU$6 million to AU$7 million. The project will facilitate the connection of additional generating capacity to our network to support BHP's operations and increase their competitiveness as a supplier of low-carbon nickel.

Executed Long Term PPA for Remaining 30 MW at Garden Plain

During the second quarter of 2022, the Company entered into a long-term PPA for the remaining 30 MW of renewable electricity and environmental attributes at the Garden Plain wind project in Alberta with a new investment-grade globally recognized customer. The 130 MW Garden Plain wind project, which was announced in May 2021 with a 100 MW PPA contracted to Pembina Pipeline Corporation ("Pembina"), is now fully contracted with a weighted average contract life of approximately 17 years. Construction is underway with a target commercial operation date in the second half of 2022.

Customer Update at White Rock Wind Facilities

During the second quarter of 2022, TransAlta identified Amazon Energy LLC ("Amazon") as the customer for the 300 MW White Rock Wind projects, to be located in Caddo County, Oklahoma. On Dec. 22, 2021, Amazon and TransAlta entered into two long-term PPAs for the supply of 100 per cent of the generation from the projects. Construction is expected to begin in the second half of 2022 with a target commercial operation date in the second half of 2023.

Energy Impact Partners ("EIP") Investment

During the second quarter of 2022, The Company has entered into a commitment to invest US$25 million over the next four years in EIP's Deep Decarbonization Frontier Fund 1 (the "Frontier Fund") that will invest in early-stage, innovative technology companies that will accelerate the transition to net-zero greenhouse gas emissions. TransAlta's investment in the Frontier Fund provides the Company with the opportunity to identify, pilot, commercialize and bring to market emerging technologies that will support its decarbonization goals.

MSCI Environmental, Social and Governance ("ESG") Rating Upgrade

During the second quarter of 2022, TransAlta's MSCI ESG Rating was upgraded to 'A' from 'BBB'. The upgrade reflects the Company's strong renewable energy growth compared to peers. In 2021, the Company grew its installed renewable energy capacity by 15 per cent through acquisition and construction of solar and wind facilities and secured 600 MW in additional renewable energy projects. In line with its goal to reduce carbon emissions by 75 per cent from 2015 emissions levels by 2026, TransAlta also completed coal-to-gas conversions of its Canadian coal-fired facilities in 2021, nine years ahead of Alberta's coal phase-out plan.

Court of Appeal Upholds TransAlta's Favourable Force Majeure Arbitration Decision

On June 9, 2022, the Alberta Court of Appeal released a unanimous decision dismissing ENMAX Energy Corporation's and the Balancing Pool's application seeking to set aside an arbitration decision in favour of the Company. The Court of Appeal upheld the Company's claim of force majeure that arose when its Keephills 1 generating unit tripped offline in 2013. As a result of the decision, the Company's claim of force majeure remains valid and the associated costs of the force majeure event will not be reassessed against TransAlta.

TSX Acceptance of Normal Course Issuer Bid

On May 24, 2022, the Toronto Stock Exchange ("TSX") accepted the notice filed by the Company to renew its normal course issuer bid ("NCIB") for a portion of its common shares. Pursuant to the NCIB, TransAlta may repurchase up to a maximum of 14,000,000 common shares, representing approximately 7.16 per cent of its public float of common shares as at May 17, 2022. Purchases under the NCIB may be made through open market transactions on the TSX and any alternative Canadian trading platforms on which the common shares are traded, based on the prevailing market price. Any common shares purchased under the NCIB will be cancelled. The period during which TransAlta is authorized to make purchases under the NCIB commenced on May 31, 2022 and ends on May 30, 2023, or such earlier date on which the maximum number of common shares are purchased under the NCIB or the NCIB is terminated at the Company's election.

The NCIB provides the Company with a capital allocation alternative with a view to ensuring long-term shareholder value. TransAlta's Board of Directors and Management believe that, from time to time, the market price of the common shares does not reflect their underlying value and purchases of common shares for cancellation under the NCIB may provide an opportunity to enhance shareholder value.

During the six months ended June 30, 2022, the Company purchased and cancelled a total of 1.4 million common shares at an average price of $12.50 per common share, for a total cost of $18 million.

Conversion Results for Series C and D Preferred Shares

On June 16, 2022, the Company announced that 1,044,299 of its 11,000,000 currently outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C ("Series C Shares") were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable Floating Rate First Preferred Shares, Series D ("Series D Shares") after having taken into account all election notices following the June 15, 2022 conversion deadline.

TransAlta Debuts New Brand Reiterating Commitment to a Clean Energy Future

On June 20, 2022, the Company announced a new visual identity including logo and tagline "Energizing the Future". The new visual identity encapsulates the TransAlta of today while reinforcing the Company's focus as a leader in creating a carbon-neutral future for our customers.

Liquidity and Financial Position

The Company continues to maintain a strong financial position in part due to long-term contracts and hedged positions. At the end of the second quarter, TransAlta had access to $1.9 billion in liquidity, including $0.9 billion in cash and cash equivalents.

Accelerated Clean Electricity Growth Plan

On Sept 28, 2021, the Company announced the strategic targets associated with its Clean Electricity Growth Plan.

As of August 4, 2022, the Company has made significant progress in achieving the targets of the Clean Electricity Growth Plan. Refer to Strategy and Capability to Deliver Results in the Company's Management's Discussion and Analysis (MD&A) for further details.

Clean Electricity Growth Plan Targets	Target	% of Target Achieved
Renewable Energy Capacity	2 GW	40%
Capital Investment	$3 Billion	48%
Incremental EBITDA	$250 Million	54%

During the second quarter, the Company added 325 MW to its renewable development pipeline across Canada and the United States.

Second Quarter 2022 Highlights

$ millions, unless otherwise stated	3 months ended		6 months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Adjusted availability (%)	87.3	84.8	88.2	86.7
Production (GWh)	4,461	4,688	9,820	10,229
Revenues	458	619	1,193	1,261
Adjusted EBITDA(1)	279	319	538	641
Earnings (loss) before income taxes	(22)	72	220	93
Net earnings (loss) attributable to common shareholders	(80)	(12)	106	(42)
Cash flow (used in) from operating activities	(129)	80	322	337
FFO(1)	220	267	399	490
FCF(1)	145	155	253	296
Net earnings (loss) per share attributable to common shareholders, basic and diluted	(0.30)	(0.04)	0.39	(0.16)
FFO per share(1),(2)	0.81	0.99	1.47	1.81
FCF per share(1),(2)	0.54	0.57	0.93	1.09

Second Quarter Financial Results Summary

Adjusted EBITDA(1) for the three and six months ended June 30, 2022 decreased by $40 million and $103 million, respectively, compared to the same periods in 2021. The decrease in second quarter financial performance relative to the prior year was driven by changes in market conditions and the positioning of the Company's Alberta Electricity Portfolio. This was partly offset by exceptional performance in the Energy Marketing segment from short-term trading of both physical and financial power and gas products.

Earnings before income taxes for the three months ended June 30, 2022 decreased $94 million compared to the same period in 2021. For the six months ended June 30, 2022 earnings before income taxes increased by $127 million compared to the same period in 2021.

Net loss attributable to common shareholders for the three months ended June 30 2022 was $80 million compared to a net loss of $12 million in the same period of 2021. Loss before income taxes and net loss attributable to common shareholders in the three months ended June 30, 2022, increased primarily due to lower revenues and higher fuel and purchased power costs, partially offset by lower carbon compliance costs, reversal of asset impairment charges impacted by the increase in discount rates, lower OM&A, recognition of insurance related to the replacement costs for a tower at the Kent Hills facility and liquidated damages recognized related to turbine availability at the Windrise wind facility. The previous period was impacted by higher gains on sales with the sale of Pioneer Pipeline in the second quarter of 2021.

Net earnings attributable to common shareholders for the six months ended June 30, 2022, increased by $148 million to net earnings of $106 million compared to a net loss of $42 million in the same period in 2021. Earnings before income tax and net earnings attributable to common shareholders in the six month period ended June 30, 2022, increased primarily due to reversal of asset impairment charges impacted by the increase in discount rates, lower carbon compliance costs, lower depreciation, lower OM&A and recognition of insurance related to the replacement costs for a tower at the Kent Hills facility and the liquidated damages recognized related to turbine availability at the Windrise wind facility partially offset by lower revenue and higher fuel and purchased power costs. The previous period also was impacted by higher gains on sales with the sale of Pioneer Pipeline in the second quarter of 2021.

Cash flow from operating activities for the three and six months ended June 30, 2022 decreased by $209 million and $15 million respectively compared with the same periods in 2021, primarily due to lower cash flows resulting from lower production and lower revenues within all segments except for the Wind and Solar segment. In addition, for the three months ended June 30, 2022, operating cash flows decreased with an unfavourable change in working capital; whereas, for the six month period ended June 30, 2022, operating cash flow increased as a result of favourable working capital changes. The change in working capital for the three and six months ended, June 30, 2022 is primarily due to movements in our collateral accounts related to high commodity prices and volatility in the markets.

FCF(1) for the three and six months ended June 30, 2022 decreased by $10 and $43 million respectively compared with the same periods in 2021, driven primarily by lower adjusted EBITDA, partially offset by higher realized foreign exchange gains and a decrease in sustaining capital spending related to fewer planned maintenance turnarounds.

Alberta Electricity Portfolio

The spot power price increased to $122/MWh and $106/MWh for the three and six months ending June 30, 2022, respectively, from $105/MWh and $100/MWh compared to the same periods in 2021, mainly as a result of a higher natural gas prices. However, the power price per MWh of production realized by the Company decreased by $9 and $3 per MWh, respectively, compared with the same periods in 2021.

The Alberta Electricity Portfolio generated gross margin of $168 million and $332 million during the three and six months ended June 30, 2022, a decrease of $73 million and $89 million, respectively, compared to the same periods in 2021. Gross margin was negatively impacted by lower weather-driven demand and a better supplied market in 2022. Ancillary services revenue from the Hydro segment was lower in both periods as a result of lower ancillary prices driven by increasing competition in the ancillary services market. In addition, the Gas and Energy Transition segment results were impacted by lower production due to unit retirements and higher dispatch optimization in response to lower market heat rates. A significant portion of the portfolio was hedged below spot prices, which was partially offset by our favourable gas hedge positions and lower carbon costs. The decrease in gross margins were partially offset by higher gross margins in the Wind and Solar segment mainly due to higher production and higher realized prices.

Hedged production for the balance of 2022 is 3,063 GWh at an average price of $76 per MWh.

Segment Results ($ millions)	3 months ended		6 months ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Hydro	88	96	149	173
Wind and Solar	88	55	177	131
Gas	65	124	170	230
Energy Transition	11	25	16	41
Energy Marketing	50	43	67	98
Corporate	(23)	(24)	(41)	(32)
Adjusted EBITDA(1)	279	319	538	641

Hydro:

  Adjusted EBITDA for the three and six months ended June 30, 2022 decreased by $8 million and $24 million, respectively, compared to the same periods in 2021, primarily due to weaker ancillary service realized prices in the Alberta market driven by increased participants and supply into the ancillary services market as a result of higher gas prices, as well as higher OM&A costs due to increased insurance premiums.

Wind and Solar:

  Adjusted EBITDA for the three and six months ended June 30, 2022, increased by $33 million and $46 million, respectively, compared to the same period in 2021, primarily due to higher production, higher realized merchant pricing in Alberta, higher environmental attribute revenues and recognition of liquidated damages related to turbine availability at the Windrise wind facility, partially offset by an increase in transmission rates. The three and six month periods in 2021 included a one-time reimbursement as a result of the AESO transmission line loss ruling.

Gas:

  Adjusted EBITDA for the three and six months ended June 30, 2022 decreased by $59 million and $60 million, respectively, compared to the same periods in 2021. The decreases were primarily due to lower production, higher natural gas prices and increased natural gas consumption, partially offset by lower carbon costs. The three and six months ended June 30, 2021, were additionally impacted by the unplanned short-term steam supply outages at the Sarnia cogeneration facility. Carbon costs in the period were lower as the facilities in the segment no longer operate on coal. The Company utilized 0.7 million tonnes of emission credits to settle the 2021 carbon compliance obligation, reducing our carbon compliance costs by $7 million in the period. In addition, during the three months ended June 30, 2022, adjusted EBITDA was negatively impacted by lower realized prices in Alberta resulting from hedging activities. Finally, for the six month period ended June 30, 2022, we realized lower legal fees related to the South Hedland PPA dispute settlement.

Energy Transition:

  Adjusted EBITDA for the three and six months ended June 30, 2022, decreased by $14 million and $25 million compared to the same periods in 2021. The decrease is primarily due to the retirements of Keephills Unit 1 and Sundance Unit 4 and higher purchased power costs incurred due to higher power prices during the planned outage at Centralia in 2022, partially offset by higher production at Centralia and lower carbon costs in Alberta. Carbon costs were lower as the Alberta facilities in the segment no longer operated on coal and have now been retired. The Company utilized 0.5 million tonnes of emission credits to settle the 2021 carbon compliance obligation, reducing our carbon compliance costs by $5 million in both the three and six months ended June 30, 2022.

Energy Marketing:

  Adjusted EBITDA for the three and six months ended June 30, 2022 increased by $7 million and decreased by $31 million, respectively, compared to the same period in 2021. The higher gross margin for the three months ended June 30, 2022, was due to short-term trading of both physical and financial power and gas products across all North American markets. The Energy Marketing team was able to capitalize on short-term volatility in the markets in which we trade without materially changing the risk profile of the business unit. For the six months ended June 30, 2022, results exceeded expectations due to favourable trading of both physical and financial power and gas products across all North American markets. The higher revenues for the six months ended June 30, 2021 were due to exceptional short-term volatility in the market.

Corporate:

  Our Corporate overhead costs for the three months ended were in line with expectations and consistent with the prior period. Corporate overhead costs for the six months ended June 30, 2022 increased by $9 million compared to the same period in 2021. The increase was the result of the total return swap on our share-based payment plans partially offset by the receipt of CEWS funding in the first quarter 2021.

Conference call

TransAlta will hold a conference call and webcast at 9:00 a.m. MST (11:00 a.m. EST) today, August 5, 2022, to discuss our second quarter 2022 results. The call will begin with a short address by John Kousinioris, President and CEO, and Todd Stack, EVP Finance and Chief Financial Officer, followed by a question-and-answer period for investment analysts and investors. A question-and-answer period for the media will immediately follow.

Dial-in numbers - Second Quarter 2022 Results:

Toll-free North American participants call: 1-888-664-6392

A link to the live webcast will be available on the Investor Centre section of TransAlta's website at https://transalta.com/investors/presentations-and-events. If you are unable to participate in the call, the instant replay is accessible at 1-888-390-0541 (Canada and USA toll free) with TransAlta pass code 715647 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

Notes

(1)	These items are not defined and have no standardized meaning under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings (loss) trends more readily in comparison with prior periods' results. Please refer to the Segmented Financial Performance and Operating Results section of the MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS. See also the Additional IFRS Measures and Non-IFRS
Measures section of this earnings release.
(2)	Funds from operations ("FFO") per share and free cash flow ("FCF") per share are calculated using the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding for the three and six months ended June
30, 2022 was 271 million shares (June 30, 2021 - 270 million shares, respectively). Please refer to the Non-IFRS financial measures section in this earnings release for the purpose of these non-IFRS ratios.

Non-IFRS financial measures and other specified financial measures

We use a number of financial measures to evaluate our performance and the performance of our business segments, including measures and ratios that are presented on a non-IFRS basis, as described below. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual 2021 consolidated financial statements and the unaudited interim condensed consolidated statements of earnings (loss) for the three and six months ended June 30, 2022, prepared in accordance with IFRS. We believe that these non-IFRS amounts, measures and ratios, read together with our IFRS amounts, provide readers with a better understanding of how management assesses results.

Non-IFRS amounts, measures and ratios do not have standardized meanings under IFRS. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as an alternative for, or more meaningful than our IFRS results.

Adjusted EBITDA

In the fourth quarter of 2021, comparable EBITDA was relabeled as adjusted EBITDA to align with industry standard terminology. Each business segment assumes responsibility for its operating results measured to adjusted EBITDA. Adjusted EBITDA is an important metric for management that represents our core business profitability. In the second quarter of 2022, our reported EBITDA composition was adjusted to include the impact of closed positions that are effectively settled by offsetting positions with the same counterparty to reflect the performance of the assets and Energy Marketing segment in the period in which the transactions occur. Accordingly, the Company has applied this composition to all previously reported periods. Interest, taxes, depreciation and amortization are not included, as differences in accounting treatments may distort our core business results. In addition, certain reclassifications and adjustments are made to better assess results excluding those items that may not be reflective of ongoing business performance. This presentation may facilitate the readers analysis of trends. Adjusted EBITDA is a non-IFRS measure.

Average Annual EBITDA

Average annual EBITDA is a non-IFRS financial measure that is forward-looking, used to show the average annual EBITDA that the project currently under construction is expected to generate upon completion.

Funds From Operations ("FFO")

FFO is an important metric as it provides a proxy for cash generated from operating activities before changes in working capital and provides the ability to evaluate cash flow trends in comparison with results from prior periods. FFO is a non-IFRS measure.

Free Cash Flow ("FCF")

FCF is an important metric as it represents the amount of cash that is available to invest in growth initiatives, make scheduled principal repayments on debt, repay maturing debt, pay common share dividends or repurchase common shares. Changes in working capital are excluded so FFO and FCF are not distorted by changes that we consider temporary in nature, reflecting, among other things, the impact of seasonal factors and timing of receipts and payments. FCF is a non-IFRS measure.

Non-IFRS Ratios

FFO per share, FCF per share and adjusted net debt to adjusted EBITDA are non-IFRS ratios that are presented in the MD&A. See the Reconciliation of Cash Flow from Operations to FFO and FCF and Key Financial Non-IFRS Ratios sections of the MD&A for additional information.

FFO per share and FCF per share

FFO per share and FCF per share are calculated using the weighted average number of common shares outstanding during the period. FFO per share and FCF per share is a non-IFRS ratio.

Reconciliation of these non-IFRS financial measures to the most comparable IFRS measure are provided below.

Reconciliation of Non-IFRS Measures on a Consolidated Basis

The following tables reflects adjusted EBITDA and provides reconciliation to earnings (loss) before income taxes for the three and six months ended June 30, 2022 and June 30, 2021

3 months ended June 30, 2022	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	105	96	127	96	36	1	461	(3)	—	458
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	15	128	—	(56)	—	87	—	(87)	—
Realized gain (loss) on closed exchange positions	—	—	(10)	—	75	—	65	—	(65)	—
Decrease in finance lease receivable	—	—	11	—	—	—	11	—	(11)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Unrealized foreign exchange (gain) loss on commodity	—	—	—	—	2	—	2	—	(2)	—
Adjusted revenues	105	111	262	96	57	1	632	(3)	(171)	458
Fuel and purchased power	6	6	147	71	—	1	231	—	—	231
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Adjusted fuel and purchased power	6	6	146	71	—	1	230	—	1	231
Carbon compliance	—	1	12	(4)	—	—	9	—	—	9
Gross margin	99	104	104	29	57	—	393	(3)	(172)	218
OM&A	10	15	45	17	7	23	117	—	—	117
Taxes, other than income taxes	1	4	4	1	—	—	10	(1)	—	9
Net other operating income	—	(10)	(10)	—	—	—	(20)	—	—	(20)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(3)	(10)	—	—	—	(13)	—	(7)	(20)
Adjusted EBITDA(4)	88	88	65	11	50	(23)	279
Equity income										2
Finance lease income										6
Depreciation and amortization										(115)
Asset impairment reversal										24
Net interest expense										(62)
Foreign exchange gain										9
Gain on sale of assets and other										2
Loss before income taxes										(22)
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

	Attributable to common shareholders
3 months ended June 30, 2021	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	114	79	287	101	38	4	623	(4)	—	619
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	(4)	(28)	23	(4)	—	(13)	—	13	—
Realized gain (loss) on closed exchange positions	—	—	1	—	16	—	17	—	(17)	—
Decrease in finance lease receivable	—	—	10	—	—	—	10	—	(10)	—
Finance lease income	—	—	6	—	—	—	6	—	(6)	—
Adjusted revenues	114	75	276	124	50	4	643	(4)	(20)	619
Fuel and purchased power(4)	6	3	110	92	—	4	215	—	—	215
Reclassifications and adjustments:
Australian interest income	—	—	(1)	—	—	—	(1)	—	1	—
Mine depreciation	—	—	(26)	(24)	—	—	(50)	—	50	—
Coal inventory write-down	—	—	—	(3)	—	—	(3)	—	3	—
Adjusted fuel and purchased power	6	3	83	65	—	4	161	—	54	215
Carbon compliance	—	—	32	10	—	—	42	—	—	42
Gross margin	108	72	161	49	50	—	440	(4)	(74)	362
OM&A(4)	11	15	45	46	7	24	148	—	—	148
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(23)	—	—	(25)	—	25	—
Adjusted OM&A	11	15	43	23	7	24	123	—	25	148
Taxes, other than income taxes	1	2	4	2	—	—	9	(1)	—	8
Net other operating income	—	—	(10)	(1)	—	—	(11)	—	—	(11)
Adjusted EBITDA(5)	96	55	124	25	43	(24)	319
Equity income										2
Finance lease income										6
Depreciation and amortization										(123)
Asset impairment charge										(16)
Net interest expense										(60)
Foreign exchange gain										14
Gain on sale of assets and other										32
Earnings before income taxes										72
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the three months ended June 30, 2021, $3 million related to station service costs for the Hydro segment were reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

6 months ended June 30, 2022	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	182	191	561	202	62	2	1,200	(7)	—	1,193
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	28	(34)	11	(46)	—	(41)	—	41	—
Realized gain (loss) on closed exchange positions	—	—	(7)	—	65	—	58	—	(58)	—
Decrease in finance lease receivable	—	—	22	—	—	—	22	—	(22)	—
Finance lease income	—	—	11	—	—	—	11		(11)	—
Adjusted revenues	182	219	553	213	81	2	1,250	(7)	(50)	1,193
Fuel and purchased power	10	14	278	165	—	2	469	—	—	469
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Adjusted fuel and purchased power	10	14	276	165	—	2	467	—	2	469
Carbon compliance	—	1	30	(3)	—	—	28	—	—	28
Gross margin	172	204	247	51	81	—	755	(7)	(52)	696
OM&A	21	31	89	33	14	41	229	—	—	229
Taxes, other than income taxes	2	6	8	2	—	—	18	(1)	—	17
Net other operating income	—	(17)	(20)	—	—	—	(37)	—	—	(37)
Reclassifications and adjustments:
Insurance recovery	—	7	—	—	—	—	7	—	(7)	—
Adjusted net other operating income	—	(10)	(20)	—	—	—	(30)	—	(7)
Adjusted EBITDA(4)	149	177	170	16	67	(41)	538
Equity income										4
Finance lease income										11
Depreciation and amortization										(232)
Asset impairment reversal										66
Net interest expense										(129)
Foreign exchange gain										11
Gain on sale of assets and other										2
Earnings before income taxes										220
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) Adjusted EBITDA is not defined and has no standardized meaning under IFRS.

6 months ended June 30, 2021	Attributable to common shareholders
$ millions	Hydro	Wind & Solar(1)	Gas(2)	Energy Transition(3)	Energy Marketing	Corporate	Total	Equity accounted investments(1)	Reclass Adjustments	IFRS Financials
Revenues	203	170	553	240	99	5	1,270	(9)	—	1,261
Reclassifications and adjustments:
Unrealized mark-to-market (gain) loss	—	1	(51)	29	(12)	—	(33)	—	33	—
Realized gain (loss) on closed exchange positions	—	—	1	—	28	—	29	—	(29)	—
Decrease in finance lease receivable	—	—	20	—	—	—	20	—	(20)	—
Finance lease income	—	—	13	—	—	—	13	—	(13)	—
Adjusted revenues	203	171	536	269	115	5	1,299	(9)	(29)	1,261
Fuel and purchased power(4)	9	7	218	221	—	5	460	—	—	460
Reclassifications and adjustments:
Australian interest income	—	—	(2)	—	—	—	(2)	—	2	—
Mine depreciation	—	—	(53)	(52)	—	—	(105)	—	105	—
Coal inventory write-down	—	—	—	(11)	—	—	(11)	—	11	—
Adjusted fuel and purchased power	9	7	163	158	—	5	342	—	118	460
Carbon compliance			71	21	—	—	92	—	—	92
Gross margin	194	164	302	90	115	—	865	(9)	(147)	709
OM&A(4)	19	28	87	69	17	32	252	(1)	—	251
Reclassifications and adjustments:
Parts and materials write-down	—	—	(2)	(23)	—	—	(25)	—	25	—
Adjusted OM&A	19	28	85	46	17	32	227	(1)	25	251
Taxes, other than income taxes	2	5	7	4	—	—	18	(1)	—	17
Net other operating income	—	—	(20)	(1)	—	—	(21)	—	—	(21)
Adjusted EBITDA(5)	173	131	230	41	98	(32)	641
Equity income										4
Finance lease income										13
Depreciation and amortization										(272)
Asset impairment charge										(45)
Net interest expense										(123)
Foreign exchange gain										21
Gain on sale of assets and other										33
Earnings before income taxes										93
(1) The Skookumchuck wind facility has been included on a proportionate basis in the Wind and Solar segment.
(2) Includes the segments previously known as Australian Gas and North American Gas and the gas generation assets from the segment previously known as Alberta Thermal.
(3) Includes the segment previously known as Centralia and the coal generation assets from the segment previously known as Alberta Thermal.
(4) During the six months ended June 30, 2021, $5 million related to station service costs for the Hydro segment was reclassified from OM&A to fuel and purchased power for comparative purposes. This did not impact previously reported net earnings.
(5) Adjusted EBITDA is not defined and have no standardized meaning under IFRS.

Reconciliation of Cash flow from operations to FFO and FCF

The table below reconciles our cash flow from operating activities to our FFO and FCF:

	3 months ended		6 months ended
$ millions unless otherwise stated	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Cash flow from operating activities	(129)	80	322	337
Change in non-cash operating working capital balances	260	128	(24)	56
Cash flow from operations before changes in working capital	131	208	298	393
Adjustments
Share of adjusted FFO from joint venture(1)	2	—	5	4
Decrease in finance lease receivable	11	10	22	20
Clean energy transition provisions and adjustments(2)	8	28	8	36
Realized gain (loss) on closed exchange positions	65	17	58	29
Other(3)	3	4	8	8
FFO(4)	220	267	399	490
Deduct:
Sustaining capital(1)	(31)	(66)	(48)	(100)
Productivity capital	(1)	(1)	(2)	(1)
Dividends paid on preferred shares	(10)	(10)	(20)	(20)
Distributions paid to subsidiaries' non-controlling interests	(30)	(32)	(72)	(69)
Principal payments on lease liabilities and other(1)	(3)	(3)	(4)	(4)
FCF(4)	145	155	253	296
Weighted average number of common shares outstanding in the period	271	270	271	271
FFO per share(4)	0.81	0.99	1.47	1.81
FCF per share(4)	0.54	0.57	0.93	1.09
(1) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(2) Includes a write-down on parts and material inventory for our coal operations in 2021 to net realizable value.
(3) Other consists of production tax credits which is a reduction to tax equity debt.
(4) These items are not defined and have no standardized meaning under IFRS. Refer to the Non-IFRS financial measures section of this earnings release

The table below bridges our adjusted EBITDA to our FFO and FCF for the three and six months ended June 30, 2022 and June 30, 2021:

	3 months ended		6 Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Adjusted EBITDA(1)	279	319	538	641
Provisions	—	—	10	(5)
Interest expense	(50)	(48)	(104)	(99)
Current income tax expense	(13)	(12)	(25)	(35)
Realized foreign exchange gain (loss)	13	(2)	15	(3)
Decommissioning and restoration costs settled	(7)	(5)	(14)	(8)
Other non-cash items	(2)	15	(21)	(1)
FFO(3)	220	267	399	490
Deduct:
Sustaining capital(2)	(31)	(66)	(48)	(100)
Productivity capital	(1)	(1)	(2)	(1)
Dividends paid on preferred shares	(10)	(10)	(20)	(20)
Distributions paid to subsidiaries' non-controlling interests	(30)	(32)	(72)	(69)
Principal payments on lease liabilities and other(2)	(3)	(3)	(4)	(4)
FCF(3)	145	155	253	296
(1) Adjusted EBITDA is defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to earnings (loss) before income taxes above.
(2) Includes our share of amounts for Skookumchuck wind facility, an equity accounted joint venture.
(3) FFO and FCF are defined in the Additional IFRS Measures and Non-IFRS Measures section and reconciled to cash flow from operating activities above.

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available August 5, 2022 on the Investor Centre of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 111 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and its climate change strategy with CDP (formerly Climate Disclosure Project) and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 61 per cent reduction in GHG emissions since 2015.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward-Looking Information

This news release contains "forward-looking information", within the meaning of applicable Canadian securities laws, and "forward-looking statements", within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as "forward-looking statements). In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains, without limitation, statements pertaining to: the Company's growth projects, including the Horizon Hill wind project, the Garden Plain wind project and the White Rock wind projects, including expected commercial operation dates thereof; the benefits of the EIP investment; securing contract extensions with the IESO (defined above) and the satisfaction of conditions to the Sarnia cogeneration facility capacity supply commitments with the large industrial customers; the Mount Keith 132 kV transmission expansion project, including the estimated capital, EBITDA and planned completion date; the Kent Hills wind facilities rehabilitation, the timeline to return the turbines to service and the potential installation for a battery storage system at Kent Hills wind facility; the targets associated with the Clean Electricity Growth Plan. These forward-looking statements are not historical facts but are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including, but not limited to, the current political and regulatory environment, the price of power in Alberta and the condition of the financial markets. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities; inability to satisfy conditions precedent to the capacity supply commitments with the large industrial customers at Sarnia; inability to secure a successful bid with IESO for a contract extension at the Sarnia cogeneration facility; changes in market prices where we operate; unplanned outages at generating facilities and the capital investments required; equipment failure and our ability to carry out repairs in a cost effective and timely manner; the effects of weather, catastrophes and public health crises; global supply chain disruptions impacting major maintenance and growth projects; disruptions in the source of thermal fuels, water, solar or wind required to operate our facilities, including the necessary natural gas supply; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion, or at all; inability to satisfy all conditions and requirements associated with announced growth projects; negative impact to our credit ratings; legislative or regulatory developments and their impacts; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; armed hostilities, including an escalation of the war in Ukraine; general economic conditions in the geographic areas where TransAlta operates; disputes or claims involving TransAlta or TransAlta Renewables; and other risks and uncertainties discussed in the Company's materials filed with the securities regulatory authorities from time to time and as also set forth in the Company's MD&A and Annual Information Form for the year ended December 31, 2021. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

View original content:https://www.prnewswire.com/news-releases/transalta-reports-second-quarter-2022-results-301600642.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2022/05/c9211.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 05-AUG-22